UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Results of Extraordinary General Meeting of Shareholders

On December 14. 2022, we held an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). The final results of each of the agenda items submitted to a vote by the shareholders are as follows:

Agenda Item - Appointment of Dr. Heiner Dreismann as non-executive director of the Company

Our shareholders approved the appointment of Dr. Heiner Dreismann as a non-executive director and Chairman of the Board of Mainz Biomed N.V. (the “Company”) for a term beginning at the end of the Extraordinary General Meeting and expiring at the end of the annual general meeting of the Company to be held in the year 2023.

Heiner Dreismann, Ph.D., 69, had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc., Genenews Limited, Interpace Diagnostics and Ignyta, Inc. . He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.

The Board of Directors has determined that Dr. Dreismann should serve on the Board for the following reasons: He provides the Board with important business and managerial expertise from his more than 20 years at Roche, including specific expertise in developing and commercially launching diagnostic products. Furthermore, Dr. Dreismann has extensive experience in international markets, specifically in Europe, while he was CEO of Roche Molecular Systems, an international leader in molecular diagnostics, which is important as we seek to expand internationally. Dr. Dreismann has a diversified background in managing and serving as a director of several companies in the healthcare industry.

When making the nomination of Dr. Dreismann for appointment as non-executive director, the Board took into account the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC, and it considers him independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

Agenda Item - Appointment of Mr. Gregory Tibbitts as non-executive director of the Company

Our shareholders approved the appointment of Mr. Gregory Tibbitts as a non-executive director of the Company for a term beginning at the end of the Extraordinary General Meeting and expiring at the end of the annual general meeting of the Company to be held in the year 2023.

Mr. Tibbitts, 55, is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He currently serves as a board member for CoImmune Inc, a biotechnology company and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University. Mr. Tibbitts does not currently hold ordinary shares of the Company.

The Board of Directors has determined that Mr. Tibbitts should serve on the Board because he provides the Board with important business and managerial expertise from his more than 30 years of professional experience, including his service as a chief financial officer of complex organizations and success with a variety of capital raises.

When making the nomination of Mr. Tibbitts for appointment as non-executive director, the Board took into account the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC, and it considers him independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

Agenda Item - Amendment of the articles of association of the Company

Our shareholders approved the amendment of the articles of association of the Company in accordance with the draft of the deed of amendment of articles of association. A copy of the deed of amendment to the articles of association of the Company is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Reconfiguration of the Board’s Committees

Our Board has established three committees, an Audit Committee, a Compensation Committee and a Nominating Committee. As of December 14, 2022, we have reconfigured the composition of each of our committees as set out below.

Audit Committee

Our Audit Committee is comprised of three of our directors, Nicole Holden, Dr. Alberto Libanori, and Gregory Tibbitts. Nicole Holden is the Chair of the Audit Committee.

Each such member of the committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Board has determined that Nicole Holden qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market.

Nominating Committee

Our Nominating Committee is comprised of three of our directors, Gregory Tibbitts, Nicole Holden and Dr. Alberto Libanori. Gregory Tibbitts is the Chair of the Nominating Committee.

Each such member of the committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act.

Compensation Committee

Our Compensation Committee is comprised of three of our directors, Dr. Heiner Dreismann, Hans Hekland, and Gregory Tibbitts. Dr. Heiner Dreismann is the Chair of the Compensation Committee.

Each such member of the committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act.

Exhibits

Exhibit No.	Exhibit
99.1	Deed of Amendment, dated December 14, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2022	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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